Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Chairman Mr. Wu Zhi Yang Named One of Top Ten Executives
Leading the Information Technology Industry in China in 2007
Beijing, China (December 14, 2007) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or the “Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets operating its business primarily through its subsidiary, CEC Telecom Co., Ltd. (“CECT”), today announced that Qiao Xing Mobile Chairman Mr. Wu Zhi Yang was named one of the top ten executives leading the IT industry in China in 2007. The final group of people winning the awards was announced in the China Information Industry Annual Review, which was conducted by the China Center for Information Industry Development— which is affiliated with a subsidiary of the Ministry of Information Technology Industry of the People’s Republic of China. Mr. Wu Zhi Yang was the only entrepreneur from the mobile handset manufacturing industry to win an award.
Mr. Wu Zhi Yang, Chairman of the Company, commented, “I am extremely honored to be recognized by this review. Since our initial public offering and listing on the New York Stock Exchange in May 2007, we continue to be the only Chinese domestic mobile handset company to be listed in US. Since then, we have continued to steadily introduce a number of new highly differentiated mobile handset models that have become quite successful. Additionally, our remarkable success this year has led to significantly enhanced brand recognition. My winning of this award could not have been possible without our hardworking and dedicated team, and I am looking forward to further success in the future.”
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ‘‘aim,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘is /are likely to,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will’’ or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of November 14, 2007, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@qxmc.com